

December 14, 2010

David K. Kershaw
Vice President and Controller
Tompkins Financial Corporation
The Commons
P.O. Box 460
Ithaca, NY 14851

> **Re:** **Tompkins Financial Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed March 15, 2010**
> **Form 10-Q for the Quarterly Period Ended September 30, 2010**
> **Filed November 9, 2010**
> **File No. 001-12709**

Dear Mr. Kershaw:

We have reviewed your filings and your response letter dated September 2, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

1.   We note your response to prior comment 14 in our letter dated August 5, 2010. We also note on page 17 of your proxy statement that cash bonuses are paid based on three factors (company results, department/business unit goals, and individual goals) and that company results are reviewed in three areas (achievement of annual goals, performance compared to peers, and strategic development). Please tell us what the "annual goals" were.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Part I - Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Regulatory Capital Analysis, page 38

2.   Please amend your Form 10-Q to disclose the effect the higher capital ratios required by the Office of Comptroller of the Currency have had and will have on your operations. We note your response to prior comment 17 in our letter dated August 5, 2010.

Part II – Item 1A. Risk Factors

3.   Please amend your Form 10-Q to include the new risk factors you provided in response to prior comment 2 in our letter dated August 5, 2010.

        Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3698 with any questions.

                                                Sincerely,

                                                Mark Webb
                                                Legal Branch Chief